2001 ANNUAL REPORT

Price Legacy
corporation


PROPERTY MANAGEMENT
LEASING
DISPOSITIONS
FINANCING
DEVELOPMENT & REDEVELOPMENT

THE BUILDING BLOCKS OF SUCCESS

Though Price Legacy Corporation is a new company with a new name, much of our management team has worked together for more than 15 years. Our history in the public markets and experience on the NASDAQ, New York, and American Stock Exchanges gives us a unique advantage in today's business environment. Together, we have steadily grown in the midst of economic and market fluctuations.

As a company, we consider our employees to be among our greatest assets. Their wealth of real estate experience and understanding of the basic principles of real estate investment is a tremendous advantage.





Who Are We

Price Legacy Corporation is a real estate investment trust (REIT) that acquires, manages, develops and sells open-air retail shopping centers. By adhering to the basic principles of real estate investment, we hope to consistently produce a strong, stable income stream that translates into favorable shareholder returns.

Our Mission

We believe shareholder value is best built on the basic fundamentals of stability and growth. Our mission is to continue controlled and stable growth through the judicious and timely acquisition, management, development and disposition of open-air retail properties, thus trying to maintain year-to-year profitability and enhanced shareholder value.



Gary B. Sabin
Chief Executive Officer

The events of September 11, 2001 shocked and saddened our nation. Our enemies hoped to create fear that would divide us but we pulled together in the face of their terror, setting an example of unity and strength for the entire world. The attacks recommitted us to the core fundamentals of freedom basic to our Constitution, and we now face the future with a firm resolve to preserve human liberty for the generations that will follow us.

Though business issues pale considerably in comparison to the events of September 11, the demands of life continue. As we face the current economic environment, we as a company are resolving to refocus on the basic fundamentals of our business. In the past, our commitment to successfully acquiring, developing, managing and selling open-air retail shopping centers provided the highest and most dependable returns year after year. We believe that by sharpening our focus on the basics of the open-air retail business, we will be able to consistently offer solid returns regardless of the economic environment. We are pleased to report our progress toward this goal in 2001 and unfold our strategy for 2002 and beyond. We believe our focus on fundamentals, combined with our exceptional property portfolio and a management team with 15 to 25 years experience together will create a powerful income-producing package for our shareholders.

The REIT Modernization Act, which became effective January 1, 2001, enabled a real estate investment trust (REIT) to own a C-Corporation. This new law provided us with a key opportunity to simplify our corporate structure and focus our energies on the basics of our business. On September 18, 2001, we merged Price Enterprises, Inc. with Excel Legacy Corporation to form Price Legacy Corporation. This merger increases our visibility in capital markets, provides a much stronger credit profile to the lending community, and makes us more competitive in property acquisitions.

Excel Legacy Holdings, a taxable REIT subsidiary, was also formed as a result of the merger process and will provide additional opportunities for Price Legacy.

In addition to the merger, we strengthened the company's balance sheet in 2001 by obtaining a new $100 million unsecured credit facility. We also increased our equity by $155 million through a combination of converting debt to the company's Series A Perpetual Preferred stock and issuing a new Series B Convertible Preferred stock. The primary buyer of this new Series B issue was


BJ's




$MILLIONS TOTAL ASSETS
1,200
1,000
800
600
400
200
0
1999
2000
2001



Warburg Pincus Equity Partners, L.P., a large international investment firm with a solid history and reputation. We are pleased to welcome them as major shareholders and partners.

In order to position the company for future growth, we determined in 2001 to focus our energy on the business sector that has proven the most successful. As we analyzed our efforts over the past 25 years, we found our highest risk-adjusted returns have been in the "big box" (e.g., Wal-Mart, Home Depot, Safeway, etc.) and "pad" (e.g., fast food restaurants, banks, etc.) arena, with a few shops sprinkled in between. As a result of this study, we will focus our energy in 2002 and beyond on growing this portion of the business.

With the extraordinary economic backdrop of the current interest rates, we believe that acquiring existing properties will prove to be extremely profitable. Interest rates were reduced 11 times during 2001, creating an unprecedented spread between the rates of return offered by high-quality acquisitions and the low mortgage rates available to finance them. The company will apply the basic fundamentals of successful property acquisition to take maximum advantage of this unique situation, acquiring high-quality properties that promise a sustainable income stream.

In 2001, the company identified approximately $400 million of non-core assets, which it plans to sell. These assets include almost $200 million of non-revenue-generating properties whose proceeds will be redeployed into income-producing properties. Combined with the company's completion of certain development projects, this redistribution of assets should dramatically increase the company's revenue and enhance its profitability. Certain of these asset sales have already transpired allowing for several attractive acquisitions to take place, including seven high-quality open-air retail centers in Florida and Arizona. We are also pleased with the results of two completed development projects this year in Oregon and Kentucky.

Our management team is poised to profitably manage open-air retail properties. An experienced team capable of successfully redeveloping and releasing "box and pad" assets is essential, given the present flood of retail bankruptcies. Our team understands that the demand produced by a desirable location is the best guarantee of tenant occupancy and a steady income stream.


ROSS

$MILLIONS RENTAL REVENUES


85
80
75
70
65
60
55
1999
2000
2001

$MILLIONS FUNDS FROM OPERATIONS


60
50
40
30
20
10
0
1999
2000
2001

PREFERRED DIVIDENDS
FUNDS FROM OPERATIONS AFTER PREFERRED DIVIDENDS


SPORTS AUTHORITY

The people associated with Price Legacy are among our most valuable assets. Many of them have been with us for 15 to 25 years, and the value of their experience is immeasurable. As our business principles indicate, our mission is to deliver above-average returns for our shareholders without compromising the integrity and reputation of the company or the trust and respect of those with whom we conduct business. Our team is committed to delivering on this objective.

We believe the accomplishments of 2001 have laid an excellent foundation for achieving our goals. The merger-strengthened balance sheet, non-core dispositions, high quality acquisitions, completion of key development projects and sharpened focus on the basic building blocks of profitability should serve us well in the future. The company, with approximately $1.2 billion in assets and 55 properties in 13 states, is well positioned for future growth. Although Wall Street has taken longer than we hoped to recognize the value of the company, we believe the assets we are assembling will soon speak for themselves.

Thank you for your continued support.

Gary B. Sabin
Chief Executive Officer

$MILLIONS OPERATING INCOME


50
45
40
35
30
25
20
1999
2000
2001



$MILLIONS STOCKHOLDERS' EQUITY


700
650
600
550
500
450
400
1999
2000
2001

A large part of the company's past success has been spurred by its entrepreneurial edge. Through careful, flexible management, the company has taken advantage of the current real estate laws to implement the most effective business structure for growth. On January 1, 2001, the REIT Modernization Act enabled a REIT to own a C-Corporation. On September 18, 2001, the company took advantage of this law by merging Price Enterprises, Inc. (a REIT) with Excel Legacy Corporation (a C-Corporation) to form Price Legacy Corporation. The merger created a simplified structure for Price Legacy Corporation and enabled it to perform a wide range of real estate transactions.





Our experience reinforces time and again the basic principle that location largely determines the success of any real estate investment. Knowing this, we acquire only exceptionally located properties that promise sustainable returns. As a result, our properties enjoy a consistently high occupancy rate nationwide. Because we offer the best locations in our markets, our properties are often attractive to national tenants with investment-grade credit ratings who often sign long-term leases. We believe this combination of growth and stability will produce a stable, predictable income stream year after year. Our property portfolio also indicates the geographic diversity of our assets, which we believe better shields us against regional economic challenges wherever they arise.


THE HOME DEPOT
FLORIDA'S HOME IMPROVEMENT WAREHOUSE


PROPERTIES
RETAIL
OTHER

For detailed property information see pages 9&10



Stanford Ranch Crossing,
Roseville, California


Cost Plus
World Market

	Retail Properties	City	State	Acquired	GLA	Leased GLA	%Occupied	Anchor Owned	Anchors Not Owned
1	Tucson	Marana	AZ	1999	40,087	40,087	100.0%	PETsMART	Costco, Home Depot
2	Mesa Pavilions	Mesa	AZ	2001	307,719	252,709	82.1%	Circuit City, PETsMART	Costco, Kmart, Target
3	Brio/Roaring Fork	Scottsdale	AZ	1998	3,700	3,700	100.0%	Roaring Fork Restaurant	
4	Studio B	Scottsdale	AZ	1998	2,200	2,200	100.0%	Studio B	
5	The Groves	Tempe	AZ	2001	247,995	243,795	98.3%	Circuit City, JCPenney	Wal-Mart
6	Chula Vista/Rancho del Rey	Chula Vista	CA	1993	6,700	6,700	100.0%	Burger King	Costco
7	Inglewood	Inglewood	CA	1984	119,880	119,880	100.0%	House2Home	Costco
8	Northridge	Northridge	CA	1988	22,000	22,000	100.0%	Barnes & Noble	Costco
9	San Diego/Rancho San Diego	R. San Diego	CA	1998	98,396	98,396	100.0%	Ross, Rite Aid, Petco	
10	Redwood City	Redwood City	CA	1982	49,429	49,429	100.0%	Orchard Supply Hardware	Costco
11	Roseville	Roseville	CA	1997	188,493	188,493	100.0%	The Sports Authority, Staples	Costco, Home Depot
12	San Diego/Carmel Mountain	San Diego	CA	1991	35,000	33,500	95.7%	Claim Jumper	Costco
13	San Diego/Morena[5]	San Diego	CA	1981	322,238	314,238	97.5%	Costco	
14	San Juan Capistrano	San Juan Cap.	CA	1987	56,436	56,436	100.0%	PETsMART, Staples	Costco
15	Signal Hill	Signal Hill	CA	1991	154,750	154,750	100.0%	Home Depot , PETsMART	Costco
16	New Britain	New Britain	CT	1982	112,400	112,400	100.0%	Wal-Mart	
17	Cypress Creek	Ft. Lauderdale	FL	2001	229,034	218,034	95.2%	Regal Cinemas, Office Depot	
18	Oakwood Plaza	Hollywood	FL	2001	868,563	862,725	99.3%	Home Depot, Dave & Buster's	
19	Kendale Lakes Plaza	Miami	FL	2001	404,553	403,428	99.7%	Kmart, PETsMART	
20	Cross Country Place	W. Palm Beach	FL	2001	357,542	346,900	97.0%	Kmart, Winn-Dixie, Ross	
21	Millenia Plaza[1]	Orlando	FL	2001	404,427	288,717	71.4%	Home Expo, Linens 'N Things	
22	Greensburg	Greensburg	IN	2001	272,893	269,693	98.8%	Wal-Mart	
23	Terre Haute	Terre Haute	IN	2000	104,259	104,259	100.0%	Lowe's	
24	Glen Burnie	Glen Burnie	MD	1985	154,661	136,931	88.5%	The Sports Authority, PETsMART	Costco, Home Depot
25	Moorestown[2]	Maple Shade	NJ	1989	201,351	66,153	32.9%	The Sports Authority	
26	Wayne[3]	Wayne	NJ	1991	348,063	331,528	95.2%	Costco, The Sports Authority	
27	Smithtown	Nesconset	NY	1985	55,580	55,580	100.0%	Levitz	Costco
28	Westbury	Westbury	NY	1992	398,602	398,602	100.0%	Costco, Borders, Marshalls	
29	Middletown	Middletown	OH	2000	126,400	126,400	100.0%	Lowe's	
30	Philadelphia	Bensalem	PA	1991	307,771	282,706	91.9%	Home Depot	
31	Pentagon	Arlington	VA	1993	337,429	337,429	100.0%	Costco, Best Buy, Borders	
32	Hampton	Hampton	VA	1987	45,605	45,605	100.0%	The Sports Authority	
	TOTAL				6,384,156	5,973,403	93.6%		

	Joint Ventures	City	State	Acquired	GLA	Leased GLA	%Occupied	Anchor Owned	Anchors Not Owned
33	Fresno *(Blackstone Ventures) (50%)*	Fresno	CA	1998	85,360	85,360	100.0%	Bed Bath & Beyond, Ross	
34	Newport Centre *(55%)*	Winnipeg	CAN	1992	159,742	140,961	88.0%		
35	Newport on the Levee *(65%)*	Newport	KY	1998	338,913	208,513	61.5%	AMC, Barnes & Noble	Newport Aquarium
36	Shops at the Old Mill District *(50%)*	Bend	OR	2000	151,977	104,497	68.8%	Regal Cinemas, GAP	
	TOTAL				735,992	539,331	73.3%		
	TOTAL RETAIL PORTFOLIO				7,120,148	6,512,734	91.5%		

	Self Storage	City	State	Acquired	GLA	Leased GLA	%Occupied	Anchor Owned	Anchors Not Owned
37	Azusa[4]	Azusa	CA	1998	120,615	120,615	100.0%		
38	San Diego/Morena[4,5]	San Diego	CA	1981	120,962	120,962	100.0%		
39	San Diego-Murphy's Canyon[4]	San Diego	CA	1997	298,000	298,000	100.0%		
40	Solana Beach[4]	Solana Beach	CA	1991	316,000	316,000	100.0%		
	TOTAL				855,577	855,577	100.0%		

	Non-Retail Properties	City	State	Acquired	GLA	Leased GLA	%Occupied	Anchor Owned	Anchors Not Owned
41	Scottsdale City Center	Scottsdale	AZ	2000	65,823	56,304	87.8%		
42	Sacramento/Bradshaw	Sacramento	CA	1998	126,005	126,005	100.0%	AT&T	
43	Excel Centre	San Diego	CA	2000	82,157	82,157	100.0%	Price Legacy, UBS Painewebber	
44	Oakwood Business Ctr	Hollywood	FL	2001	141,150	129,205	91.5%	KOS Pharmaceuticals	
	TOTAL				**415,135**	**393,671**	**94.8%**		
	TOTAL PORTFOLIO				**8,390,860**	**7,761,982**			

	Hospitality	City	State	Acquired	GLA	Leased GLA	%Occupied	Anchor Owned	Anchors Not Owned
45	Grand Hotel	Grand Tuscyan	AZ	1998	121 Rms	121 Rms			
46	Daniel's Head	Bermuda		2000	98 Rms	96 Rms			

	Development & Other	City	State	Acquired	GLA	Leased GLA	%Occupied	Anchor Owned	Anchors Not Owned
47	Scottsdale Towers Land	Scottsdale	AZ	1998	N/A	N/A		Land	
48	Tucson	Marana	AZ	1999	N/A	N/A		Land	
49	Anaheim GardenWalk *(88%)*	Anaheim	CA	1998				Under Development	
50	Pacific Beach - *Self Storage*	San Diego	CA	2000	140,000	N/A		Under Development	
51	San Juan Capistrano - *Self Storage*	San Juan Cap.	CA	2000	88,000	N/A		Under Development	
52	Redhawk Towne Center	Temecula	CA	1999	419,284	N/A		Under Development	
53	Walnut Creek - *Self Storage*	Walnut Creek	CA	2000	N/A	N/A		Under Development	
54	Yosemite Land	Yosemite	CA	1998	N/A	N/A		Land	
55	International Business Park *(50%)*	Orlando	FL	1999	N/A	N/A		Land/Under Development	
56	Shepherd Creek	Salt Lake City	UT	2001	N/A	N/A		Land	
	TOTAL DEVELOPMENT PROPERTIES				**647,284**				

Notes

1 Home Depot, Linens 'N Things, and Floral Supply Mart open first quarter 2002.

2 Lowe's to open third quarter 2002.

3 Excludes un-leasable third floor GLA.

4 Master leased for operations to Price Self-Storage.

5 Single property, two tenant types, total property count is 55.


LINENS-N-THINGS


EXPO
Design Center
A HOME DEPOT COMPANY


FM
HOME
DECOR
4661

Millenia Plaza,
Orlando, Florida

Our very focused property-management strategy is centered on improving property values and tenant satisfaction. We will continue to provide our tenants with the right demographic fit and tenant mix to maximize their profitability. Our property management team aggressively maintains, leases, expands and upgrades our properties while constantly monitoring tenant sales and rental collections using state of the art information systems.



Our Strategy and Vision

Price Legacy Corporation's strategy and vision is to become the nation's premier open-air retail shopping center company. We expect to reach this goal by adhering to the fundamentals of our business and taking advantage of all phases of the real estate transaction including acquisition, management, leasing, development, redevelopment, financing and disposition.



Acquisition Strategy

As our portfolio demonstrates, we believe that well-located properties promise a stable, predictable income stream. We will focus future acquisitions on this principle and entertain those properties that already produce strong sustainable returns. We believe this will ensure high returns from the outset and may reduce our risk. During 2001, we acquired approximately $340 million in new assets.



The Building Blocks of Acquisition

When evaluating a property, Price Legacy looks at a wide variety of factors including location, tenant quality and the potential for increasing sales. We insist that the properties we acquire be exceptionally located and promise sustainable revenue and cash flow from high-quality anchor tenants. These tenants have strong operating histories, good credit ratings, and significant national or regional presence. They also typically enter into long-term leases in excess of 10 years. Location and tenant quality, combined with the potential for increasing a property's revenue, are our preliminary indicators.

Location
In searching out potential acquisitions, we concentrate on rapidly growing communities. We look for properties in the path of residential growth with a large existing residential population and limited available retail space. According to a UBS Warburg LLC research study released on January 15, 2002, the average population within a three-mile radius of shopping centers owned by retail REITs is approximately 68,000 people. The same study shows that the average retail space available per person in the same radius is approximately 24 square feet. Our current holdings far outperform these averages. The properties in our portfolio serve an average population exceeding 120,000 people within a three-mile radius, and the population has approximately 13 square feet of retail space per person. On average, our centers are surrounded by almost twice the population with half of the retail space.


CYPRESS CREEK STATION
REGAL CINEMAS
PEARLE VISION

As part of property location, we also consider the quality of school districts and employment diversity in the area. We believe that strong school districts and diverse employment opportunities indicate a community's strength.


LONGHORN

Tenant Quality

Before we acquire a property, we carefully analyze the sales per square foot for each tenant over the term of their occupancy, comparing them with industry standards and watching for trend lines. We also compare rent per square foot against competitive centers in the area to ensure that each tenant can be easily replaced at an equal or better rate. We prefer properties where tenants share responsibility of operation and maintenance costs such as property taxes, common-area maintenance and insurance. Their leases should also provide for regular rent increases according to fixed escalators, CPI adjustments or percentage-rent clauses wherein the tenant pays a percentage of gross sales or a minimum rent, whichever is greater. Finally, we look to acquire properties where anchor tenants lease as opposed to own their sites.

Potential for Increased Sales

We look for properties where we can bolster sales by expanding anchors, developing out parcels, increase below-market rents and improve the tenant mix. We also search out opportunities to carve up existing shopping centers and sell them in several pieces. In this type of transaction the combined sales price for the out parcels and anchors almost always exceeds our cost for the entire center.



Financing

We also look to acquire opportunities for which we can lower the interest rate by way of refinancing or rate swaps. In addition, we insist that our properties require minimal deferred maintenance, meaning that they are well constructed, aesthetically appealing and structurally sound.

The primary criteria for successful property acquisitions include excellent locations, solid tenants, and a potential for increasing revenue. Of these, location is the most critical because it draws high-quality tenants and presents opportunities for growth.




BARBEQUES GALORE
OMAHA STEAKS
OMAHA STEAKS
FIRESIDE GAS LOGS


BARNES & NOBLE
BOOKSELLERS

Newport on the Levee,
Newport, Kentucky


DISNEYLAND
CALIFORNIA ADVENTURE
DISNEY WAY

This is an aerial of the surrounding community to the ANAHEIM GARDENWALK project in Anaheim. California. The project is surrounded by Disneyland. Disney's new California Adventure. the Anaheim Convention Center and the proposed NEW DISNEY THIRD THEME PARK.

New Development

As we focus our energy on acquiring, developing, managing, and selling existing open-air retail properties, we will streamline our efforts in the new development arena, accepting only those projects that offer minimal risk and excellent returns. Before considering a development project, our team first identifies and obtains input from the key anchor tenants who become active participants in the process insuring a stable project from the onset.

Though we will streamline new development in 2002 and 2003, we will continue to realize the highly favorable benefits from projects budgeted and paid for in years past. We are currently developing three well located retail properties in California and Arizona. These properties, in various stages of development, promise to contribute substantially to the company in the future.

Our largest development project, Anaheim GardenWalk, is located less than one-half mile from Disneyland and California Adventure Park. Expected to open in 2004, it and the surrounding area will serve an estimated 21 million visitors per year.



The Newport Aquarium. Newport. Kentucky.





Redhawk Towne Center. Temecula. California. This 450.000 square feet open-air retail center will be anchored by a Super Wal-Mart and Kohls Department Stores.


& TEA COMPANY

Cypress Creek Station,
Fort Lauderdale, Florida

The Company celebrated the opening of Newport on the Levee in Newport, Kentucky and the Shops at Old Mill in Bend, Oregon. Newport on the Levee is Greater Cincinnati's new leisure-time center. This 10-acre, 340,000-square-foot project, located next to the Newport Aquarium along the Ohio River in Newport, provides a variety of entertainment, shopping and dining destinations in an inviting, exciting environment. Newport was made possible because of a cooperative effort between the State and City governments who provided significant sales tax incentives for the complex infrastructure required for the project. The Shops at the Old Mill is located along the Deschutes River and has been enthusiastically received.




The
SHOPS

Development Strategy

Existing Center Redevelopment

In the development phase of our business, we will take advantage of opportunities to improve existing shopping centers and increase their returns. For example, we may purchase and develop neighboring properties, expand existing anchors, upgrade the center with new facades, rollover below-market leases, optimize tenant mix, turn excess parking into additional retail space, or improve traffic flow.



The Shops at the Old Mill District, Bend, Oregon

Projects in development or finished during 2001

Development	Location	Estimated Gross Leasable Area (sq.ft.)	Target Completion Date	Notes
Anaheim GardenWalk Phase 1	Anaheim, CA	250,000	2004	Mixed Use Retail. To be constructed across from Disneyland and the Anaheim Convention Center.
Los Arcos	Scottsdale, AZ	TBD	2004	Retail open-air power center
Newport on the Levee	Newport, KY	450,000	2002	Retail entertainment center, opened in October 2001 completing with final tenants in 2002
Redhawk Towne Center	Temecula, CA	430,000	2003	Open-air retail center, Wal-Mart/Kohls anchored
Shops at the Old Mill District	Bend, OR	152,000	2002	Retail open-air center, opened in 2001, Phase 2 is an expansion with additional retail space

Disposition Strategy

When we determine that a property has reached its maximum value, we will sell it to create capital for acquiring other properties that offer greater potential for future growth.

As we focused our energy exclusively on the open-air retail business in 2001, we identified $400 million of non-core assets that will be sold to create capital for acquiring profitable open-air retail shopping centers.

Of these non-core assets, approximately $200 million is in undeveloped land and other assets that currently generate no income. We sold approximately $55 million of these assets during 2001. By selling these non-core assets and reinvesting the capital into core properties, we will be able to upgrade our property portfolio and generate additional income.

Positioned for the Future

In conclusion, we are continuing to focus on building a strong, nationwide, open-air retail portfolio that we expect will provide our shareholders with growth and stability. We believe the existing property portfolio is strong and the properties are well located. As a management team, we are familiar with open-air shopping center REITs and we believe we can add value to the company's existing retail portfolio.

We believe our existing development projects are positioned to produce strong returns and are also located in excellent markets. Our future development projects will complement our existing portfolio, focused in the open-air retail arena. Through our projected sales of non-income producing assets and the sales of non-core assets, we believe the company is and will be well capitalized for future acquisitions and growth. We look forward to the future and see ourselves well positioned for it.



COMPANY INFORMATION

DIRECTORS

Jack McGrory
Chairman of the Board of Directors
Managing Director
The Price Group, LLC

Gary B. Sabin
Chief Executive Officer and Co-Chairman
Price Legacy Corporation

Richard B. Muir
Vice Chairman
Price Legacy Corporation

James F. Cahill
Executive Vice President
The Price Group, LLC

Murray L. Galinson
Chairman of the Board of Directors
San Diego National Bank

Melvin L. Keating
President
Kadeca Consulting

Reuben S. Leibowitz
Partner
Warburg, Pincus Equity Partners, L.P.

Keene Wolcott
President
Wolcott Investments, Inc.

EXECUTIVE OFFICERS

Gary B. Sabin
Chief Executive Officer

Richard B. Muir
Vice Chairman

Graham R. Bullick, Ph.D.
President and Chief Operating Officer

James Y. Nakagawa
Chief Financial Officer

S. Eric Ottesen
Senior Vice President
General Counsel and Secretary

Mark T. Burton
Senior Vice President
Acquisitions

John A. Visconsi
Senior Vice President
Asset Management

Susan M. Wilson
Senior Vice President
Development

William J. Stone
Senior Vice President
Development

STOCKHOLDER INFORMATION

CORPORATE OFFICES

Price Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
Telephone: (858) 675-9400
FAX: (858) 675-9405
Website: www.PriceLegacy.com

STOCKHOLDER/INVESTOR RELATIONS

Sharon Filbig
Price Legacy Corporation
17140 Bernardo Center Drive, Suite 300
San Diego, California 92128
Telephone: (858) 675-9400

STOCK MARKET LISTINGS

Common Stock: AMEX symbol XLG
8 3/4% Series A Cumulative
Redeemable Preferred Stock: NASDAQ symbol PRENP

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
San Diego, California

COUNSEL

Latham & Watkins
San Diego, California

TRANSFER AGENT

ChaseMellon Shareholder Services
Stock Transfer Department
P.O. Box 54261
Terminal Annex
Los Angeles, California 90054
(800) 522-6645
Website: www.chasemellon.com

FORM 10-K

A copy of the Form 10-K as filed with the Securities and Exchange Commission is available to all shareholders, without charge, upon written request to Investor Relations.

ANNUAL MEETING

Stockholders are invited to attend the Annual Meeting of Stockholders to be held at 9:00 a.m. Pacific time on June 13, 2002, at the Rancho Bernardo Inn, 17550 Bernardo Oaks Drive, San Diego, CA 92128

Price Legacy corporation

17140 Bernardo Center Drive, Suite 300 San Diego, California 92128 www.PriceLegacy.com